Form 10KSB40, Exhibit 13
period 1998-12-31
PALMETTO REAL ESTATE TRUST
filed 1999-03-24
CIK 75894

Palmetto Real Estate Trust
                                        45 Liberty Lane
                               Greenville, South Carolina  29607
                                        (864) 233-6007










                                  PALMETTO REAL ESTATE TRUST

                                         Annual Report

                                       December 31, 1998

                                  PALMETTO REAL ESTATE TRUST

                                         Annual Report

                                       December 31, 1998





                                           CONTENTS

Independent Auditors' Report.................................................1

Audited Financial Statements

    Balance Sheet............................................................2

    Statements of Income.....................................................3

    Statements of Shareholders' Equity.......................................4

    Statements of Cash Flow................................................5-6

    Notes to Financial Statements.........................................7-13

Common Stock Information....................................................14

Management's Discussion and Analysis of Financial
    Condition and Results of Operations..................................15-16

Directors and Officers......................................................17

                                 INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Palmetto Real Estate Trust


We have audited the accompanying balance sheet of Palmetto Real Estate Trust as of December 31, 1998, and the related statements of income, shareholders' equity and cash flows for the two years ended December 31, 1998. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Palmetto Real Estate Trust as of December 31, 1998, and the results of its operations and its cash flows for the two years ended December 31, 1998 in conformity with generally accepted accounting principles.


Greenville, South Carolina
January 8, 1999

                                  PALMETTO REAL ESTATE TRUST

                                         Balance Sheet

                                      December 31, 1998

                                            ASSETS

Real estate investments, at cost:
  Rental property, net of accumulated depreciation                $  9,020,495
  Timberlands                                                           24,864
                                                                    ----------
        Total real estate investments                                9,045,359

Other assets:
  Cash                                                                 300,878
  Rent receivable                                                       32,290
  Note receivable                                                      215,488
  Deferred loan expense, net of
    accumulated amortization                                            21,491
                                                                    ----------
Total other assets                                                     570,147
                                                                    ----------
        Total assets                                              $  9,615,506
                                                                   ===========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
  Mortgage notes payable                                          $  6,356,000
  Accounts payable and accrued expenses                                139,196
  Dividends payable                                                    216,826
  Deferred revenue                                                     147,307
                                                                    ----------
        Total liabilities                                            6,859,329

Shareholders' equity:
  Shares of beneficial interest, $1 par value;
    5,000,000 shares authorized; 1,770,006 shares
    issued and outstanding                                           1,770,006
  Capital surplus                                                      498,734
  Undistributed earnings                                               487,437
                                                                    ----------
        Total shareholders' equity                                   2,756,177
                                                                    ----------
        Total liabilities and shareholders' equity                $  9,615,506
                                                                   ===========


See accompanying notes to financial statements.

                                  PALMETTO REAL ESTATE TRUST

                                     Statements of Income

                            Years Ended December 31, 1998 and 1997

                                                      1998                1997
                                                      ----                ----
Income:
    Rental income                             $   1,605,881       $   1,546,026
    Other income                                     21,622              34,673
                                                -----------         -----------
        Total income                              1,627,503           1,580,699
                                                -----------         -----------

Expenses:
    Depreciation and amortization                   286,381             263,499
    Interest                                        468,628             469,437
    Repairs and maintenance                          55,346              75,936
    Property taxes                                  156,887             142,504
    General and administrative                      190,688             195,699
                                                -----------         -----------
        Total expenses                            1,157,930           1,147,075
                                                -----------         -----------

Income from operations before income taxes          469,573             433,624
Gain on sale of real estate                           8,570               7,835
                                                -----------         -----------
Income before income taxes                          478,143             441,459
Income tax expense                                    5,000               4,700
                                                -----------         -----------
    Net income                                $     473,143       $     436,759
                                               ============        ============


Basic earnings per share of beneficial interest $      0.27       $        0.24
                                               ============        ============


See accompanying notes to financial statements.

                                  PALMETTO REAL ESTATE TRUST

                              Statements of Shareholders' Equity

                            Years Ended December 31, 1998 and  1997

                                          SHARES OF
                                     BENEFICIAL INTEREST
                                          $1 PAR VALUE           CAPITAL        UNDISTRIBUTED
                                     SHARES         AMOUNT       SURPLUS        EARNINGS        TOTAL
                                     ------         ------       -------        --------       -------
Balance at December 31, 1996        1,770,006    $ 1,770,006    $ 498,734      $ 476,396    $ 2,745,136

Net income                                 -              -            -         436,759        436,759

Distributions to shareholders              -              -            -        (435,003)      (435,003)
                              ---------------  -------------  -----------      ---------     ----------
Balance at December 31, 1997        1,770,006      1,770,006      498,734        478,152      2,746,892

Net income                                 -              -            -         473,143        473,143

Distributions to shareholders              -              -            -        (463,858)      (463,858)
                              ---------------  -------------  -----------      ---------     ----------
Balance at December 31, 1998        1,770,006    $ 1,770,006     $498,734      $ 487,437    $ 2,756,177
                                    =========     ==========      =======       ========     ==========


See accompanying notes to financial statements.


                                     4

                                  PALMETTO REAL ESTATE TRUST

                                   Statements of Cash Flows

                            Years Ended December 31, 1998 and 1997

                                                        1998            1997
                                                        ----            ----
Cash from operating activities:
  Net income                                         $ 473,143       $ 436,759
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation expense                             263,766        257,993
      Amortization of deferred expenses                 22,615          5,506
      Gain on sale of real estate                       (8,570)        (7,835)
      (Increase) decrease in:
        Rent receivable                                 10,721         (5,655)
        Prepaid expense                                     -           4,034
      Increase (decrease) in:
        Accounts payable and accrued expenses           15,800          9,654
                                                   -----------     ----------
         Net cash provided by operating activities     777,475        700,456
                                                   -----------     ----------

Cash from investing activities:
  Property additions and improvements               (1,000,350)       (34,125)
  Collections on mortgage notes receivable              42,896         17,056
                                                   -----------    -----------
  Net cash provided by (used in) investing
     activities                                       (957,454)       (17,069)
                                                   -----------    -----------

Cash from financing activities:
  Deferred loan costs                                  (22,940)           -
  Payments on demand note payable                           -       (160,372)
  Principal payments on long-term debt              (4,644,000)     (280,017)
  Proceeds from long-term debt                       5,548,530            -
  Payment of dividends                                (469,257)     (367,278)
                                                   -----------   -----------
         Net cash used in financing activities         412,333      (807,667)
                                                   -----------   -----------
Net increase (decrease) in cash                        232,354      (124,280)
Cash at beginning of year                               68,524       192,804
                                                   -----------   -----------
Cash at end of year                                $   300,878   $    68,524
                                                  ============  ============

Supplemental disclosures of cash flow information: Cash paid during the year:
    Interest                                       $   461,854  $    469,437
                                                  ============  ============
    Income taxes                                   $     5,364  $      6,209
                                                  ============  ============

Noncash transactions:
  Accrued dividends                                $     5,399  $     67,725
                                                  ============  ============

See accompanying notes to financial statements.

                                  PALMETTO REAL ESTATE TRUST

                                 Notes to Financial Statements

                                       December 31, 1998


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization - Palmetto Real Estate Trust ("the Trust") has been organized as a qualified real estate investment trust under the Internal Revenue Code and the applicable state laws. The primary business of the Trust is the ownership, development and rental of various properties in South Carolina. A substantial percentage of revenue is derived from tenants in one shopping center. The Trust generally does not require collateral for its receivables.

     Investments in Rental Property - Investments in rental property are recorded at cost. Depreciation is computed using straight-line methods for financial reporting and straight-line and accelerated methods for income tax purposes. Estimated useful lives of assets range from five to forty years.

     The Trust reviews the carrying value of long-lived assets if the facts and circumstances suggest that its recoverability may have been impaired. The Trust believes that no impairment of rental property exists at December 31, 1998.

     Deferred Loan Expense - Costs associated with obtaining financing are amortized over the lives of the respective loans. Net deferred loan costs at December 31, 1998 amounted to:

       Deferred loan costs                                        $    33,926
       Accumulated amortization                                        12,435
                                                                    ---------
                                                                  $    21,491
                                                                    =========
     Basic Earnings Per Share - Basic earnings per share were computed by dividing earnings available to shareholders by the weighted average number of shares outstanding during each year, or 1,770,006 shares for 1998 and 1997.

PALMETTO REAL ESTATE TRUST            NOTES TO FINANCIAL STATEMENTS (continued)
-------------------------------------------------------------------------------


     Income Taxes - The Trust files its tax returns under Sections 856-858 of the Internal Revenue Code and the applicable state laws as a real estate investment trust, and makes distributions to its shareholders of its real estate trust taxable income. As a qualified real estate investment trust, distribution of the Trust's taxable income and capital gains are taxed at the shareholder level. The Trust is required to distribute at least 95% of its taxable income other than capital gains to maintain its tax status. To avoid additional excise tax, an amount equal to the sum of 85% of ordinary income and 95% of capital gains must be distributed in the year it is earned. Differences in income for financial reporting and tax reporting result from utilization of different methods of calculating depreciation and differences in reporting gains on the sale of real estate.

     Estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents - The Trust includes cash equivalents, defined as all highly liquid instruments purchased with a maturity of three months or less, when reporting cash and cash flows for the years. At times, cash balances may exceed federally insured amounts. The Trust has not experienced any losses on such accounts and management does not believe the Trust is exposed to any significant credit risk on cash and cash equivalents.

     Revenue Recognition - Minimum rental income is recognized on a straight-line basis over the term of each lease. Unpaid rents are included in accounts receivable. Certain lease agreements contain provisions which provide reimbursement of real estate taxes and insurance. All rent and other receivables from tenants are due from commercial building tenants located in the properties.

PALMETTO REAL ESTATE TRUST            NOTES TO FINANCIAL STATEMENTS (continued)
------------------------------------------------------------------------------

2.   INVESTMENT IN RENTAL PROPERTY AND GAIN ON SALE OF REAL ESTATE

                                                                    COSTS
                                                                    CAPITALIZED
                                                                    SUBSEQUENT
                                          INITIAL COST TO COMPANY   ACQUISITION
                                                     BUILDING AND
DESCRIPTION                  ENCUMBRANCES    LAND    IMPROVEMENTS  IMPROVEMENTS
------------                 ------------   ------   ------------  ------------
Aiken, SC                    $       -      $24,500    $ 33,123       $ 1,350
Cateran Family Restaurant--
  Greenville, SC                     -       20,000      90,004            -
Reidville Road Brake and Car
  Wash--Spartanburg, SC              -       10,000      39,820            -
Enigma Spinx--Greenville, SC    681,800     350,000     670,000            -
Venture Park--Greenville, SC         -       11,000      81,017         3,125
Pleasantburg Shopping Center--
  Greenville, SC              2,534,200     977,759   1,739,570     1,245,043
Wade Hampton Property--
  Greenville, SC                     -       40,000     200,000        18,282
Willard Oil Property--
  Spartanburg, SC                    -       55,984      79,140            -
BP Oil--Greenville, SC               -      100,000     328,736            -
Laurens Road Property--
  Greenville, SC                     -       16,235      82,261         3,656
Transit Drive--Greenville, SC        -       50,000     175,000        19,213
Ace TV Rentals--Greenville, SC       -       50,000     160,000            -
Lesco--Greer, SC                     -       30,000     200,000            -
Tireama--Spartanburg, SC             -       26,000     234,000            -
CV Master--Spartanburg, SC           -       18,000     162,000        20,485
Atlas Services--Columbia, SC         -       75,000     670,000            -
Taylors Point Shopping Center--
  Greenville, SC              2,144,000     500,000   2,300,000            -
Atlas Services--Mauldin, SC          -       50,000     621,000            -
Potomac Place Shopping
  Center--Greenville, SC        996,000     150,000     850,350
Other                                -           -           -        104,443
                               --------   ---------  ----------     ---------
                             $6,356,000  $2,554,478  $8,716,021    $1,415,597
                              =========   =========   =========     =========


(1)  Construction date unavailable



PAGE

PALMETTO REAL ESTATE TRUST            NOTES TO FINANCIAL STATEMENTS (continued)
------------------------------------------------------------------------------

                                                                             LIFE ON WHICH
                  GROSS AMOUNT AT WHICH                                      DEPRECIATION IN
                CARRIED AT CLOSE OF PERIOD                                   LATEST INCOME
             BUILDING AND              ACCUMULATED   DATE OF       DATE      STATEMENT IS
     LAND    IMPROVEMENTS      TOTAL   DEPRECIATION  CONSTRUCTION  ACQUIRED  COMPUTED
    ------   ------------     -------  ------------  ------------  -------   --------
  $ 24,500     $ 34,473      $ 58,973     $ 33,701       1966        1965        33

    20,000       90,004       110,004       88,204       1966        1974        25

    10,000       39,820        49,820       39,820       1970        1970        25
   350,000      670,000     1,020,000      229,892        (1)        1993      31/15
    11,000       84,142        95,142       48,531       1977        1979        25

   977,759    2,984,613     3,962,372    2,255,752       1965        1976        31

    40,000      218,282       258,282      127,348       1982        1983        25

    55,984       79,140       135,124       29,458       1993        1993        15
   100,000      328,736       428,736      279,069       1985        1986        25

    16,235       85,917       102,152       29,437       1973        1988        31
    50,000      194,213       244,213       47,764        (1)        1991        31
    50,000      160,000       210,000       33,862        (1)        1992        31
    30,000      200,000       230,000       22,917       1994        1994        39
    26,000      234,000       260,000       24,863        (1)        1994        39
    18,000      182,485       200,485       18,834        (1)        1994      39/20
    75,000      670,000       745,000       54,438       1995        1995        40

   500,000    2,300,000     2,800,000      177,292       1990        1995        40
    50,000      621,000       671,000       36,225       1996        1996        40

   150,000      850,350     1,000,350        4,792                   1998        40
        -       104,443       104,443       83,402         -       Various        7
----------  -----------   -----------   ----------
$2,554,478  $10,131,618   $12,686,096   $3,665,601
==========  ===========   ===========   ==========


                                     8

PALMETTO REAL ESTATE TRUST            NOTES TO FINANCIAL STATEMENTS (continued)
-------------------------------------------------------------------------------

     The aggregate cost and accumulated depreciation for federal income tax purposes is $12,198,101 and $3,676,085 at December 31, 1998, respectively.

     Activity in the Trust's investment in real estate for the two years in the period ended December 31, 1998, is summarized as follows:

                                                     YEARS ENDED DECEMBER 31
                                                     1998                1997
                                                     ----                ----
        Investment in Real Estate
        -------------------------
        Balance at beginning of year         $  11,685,746       $  11,655,593

        Acquisitions                             1,000,350              34,125

        Cost of property sold                         -                 (3,972)
                                                  --------         -----------
        Balance at end of year               $  12,686,096       $  11,685,746
                                              ============        ============

        Accumulated Depreciation
        ------------------------
        Balance at beginning of year         $   3,401,835       $   3,147,814

        Depreciation expense                       263,766             257,993

        Accumulated depreciation on property disposed   -               (3,972)
                                                  --------         -----------
        Balance at end of year               $   3,665,601       $   3,401,835
                                              ============        ============

     In September 1994, the Trust sold property located at 201 North Cedar Street in Summerville, South Carolina (Piggly Wiggly) with a net book value of $83,972 for $262,944. The entire sale was financed by the Trust (See Note 3). The buyer's initial investment did not meet the criteria specified in Statement of Financial Accounting Standards 66 for recognition of the gain by the full accrual method, accordingly, the Trust recorded a deferred gain under the installment method of $178,972 for financial reporting purposes. Gain in the amount of $8,570 and $7,835 was recognized for 1998 and 1997, respectively, based on payments received on the note receivable. For income tax purposes, the sale of the property was included as a part of a tax-free exchange and is not subject to either federal or state income taxes. The Trust acquired property on East Blackstock Road and North Church Street (Tireama, Inc.) in Spartanburg, South Carolina, as part of this exchange.

3.   MORTGAGE NOTE RECEIVABLES

     The Trust had a mortgage note receivable, which bore interest at 10% and was payable in monthly installments of $661, on the sale of its Charlotte property. The note was repaid during 1998.

PALMETTO REAL ESTATE TRUST            NOTES TO FINANCIAL STATEMENTS (continued)
-------------------------------------------------------------------------------

     In addition, the Trust received a $262,944 mortgage note receivable in connection with the sale of its Summerville property (Piggly Wiggly) in 1994, which bears interest at 9% and is payable in monthly installments of $2,725, including interest through January 2009. The carrying amount of the mortgage note receivable was $215,488 at December 31, 1998.

4.   MORTGAGE NOTES PAYABLE

     Long-term debt at December 31, 1998, consists of the following:

       Term note payable in monthly payments of $2,000 plus interest through
         September 2003, at 7.75%; final balloon payment due October 2003; collateralized by rental property located on
         Augusta Road in Greenville, SC.                             $ 996,000

       Term note payable in monthly payments of $2,275 plus interest through
         March 2003, at 7.75%; final balloon payment due April 2003; collateralized by rental property located on
         Haywood Road in Greenville, SC.                               681,800

       Term note payable in monthly payments of $8,225 plus interest through
         March 2003, at 7.75%; final balloon payment due April 2003; collateralized by rental property located on
         Pleasantburg Drive in Greenville, SC.                       2,534,200

       Term note payable in monthly payments of $7,000 plus interest through
         March 2003, at 7.75%; final balloon payment due April 2003; collateralized by rental property located on
         Wade Hampton Boulevard in Greenville, SC.                   2,144,000
                                                                  ------------
            Total mortgage notes payable                          $  6,356,000
                                                                  ============

     Future maturities of debt at December 31, 1998 are as follows:

         1999                                                     $    234,000
         2000                                                          234,000
         2001                                                          234,000
         2002                                                          234,000
         2003                                                        5,420,000
                                                                   -----------
                                                                  $  6,356,000
                                                                   ===========

PALMETTO REAL ESTATE TRUST            NOTES TO FINANCIAL STATEMENTS (continued)
-------------------------------------------------------------------------------

5.   DEMAND NOTE PAYABLE

     The Trust has an agreement with a bank that permits the Trust to borrow a maximum of $500,000 under a revolving line of credit. Amounts outstanding under the line of credit are due on demand, bear interest at 8.5% and are collateralized by rental property known as South Pleasantburg Shopping Center, which is also pledged as collateral for the mortgage notes payable described in Note 4. At December 31, 1998, there was no outstanding balance under the line of credit. During 1998, the maximum borrowing outstanding on the line of credit was approximately $165,000. The line expires in April 1999.

6.   FINANCIAL INSTRUMENTS

     Generally accepted accounting principles require disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Instruments such as rent receivable, accounts payable, accrued expenses, notes receivable or payable that are currently due, and cash equivalents are of a short-term nature and carrying value approximates fair value. The estimated fair value of long-term notes receivable and payable is based on discounting amounts at contractual rates using current market rates for similar instruments. The carrying value for note receivable and notes payable approximates fair value.

7.   LONG-TERM RENTAL LEASES

     The Trust holds noncancelable long-term leases on certain of its rental properties. The minimum long-term rentals are summarized below:

         YEAR                                                     ANNUAL BASE
         ----                                                     -----------
         1999                                                   $   1,457,509
         2000                                                       1,092,306
         2001                                                         802,118
         2002                                                         558,562
         2003                                                         395,550
         Thereafter                                                 1,159,696
                                                                  -----------
                                                                $   5,465,741
                                                                  ===========

     Certain of the leases contain rentals contingent upon annual sales of the tenants and have renewal options for periods from one to five years. Contingent rentals recorded were approximately $12,000 for 1998 and $17,000 for 1997. Leases with renewal options generally contain escalation clauses.

PALMETTO REAL ESTATE TRUST            NOTES TO FINANCIAL STATEMENTS (continued)
-------------------------------------------------------------------------------

8.   DISTRIBUTIONS TO SHAREHOLDERS

     Cash dividends of $469,257 and $367,278 were paid during the years ended December 31, 1998 and 1997, respectively. All dividends are distributions of earnings and not a return of capital.

9.   RELATED PARTY TRANSACTIONS

     During the years ended December 31, 1998 and 1997, the Trust participated in transactions with several related parties including primarily expenditures for legal services, management services, maintenance on the Trust's rental properties and rental of real estate.

     The following summarizes transactions with affiliates for the years ending December 31:

                                                      1998                1997
                                                      ----                ----
        Rental income                         $      4,200        $     81,900
        Repairs and maintenance                      6,150               5,400
        General and administrative expenses         30,000              33,775


10.  INCOME TAXES

     A summary of income tax expenses for the years ending December 31, 1998 and 1997 follows:
                                Federal               State               Total
        1998
           Current         $     3,700          $     1,300         $     5,000
                            ==========           ==========          ==========

        1997
           Current         $     3,500          $     1,200         $     4,700
                            ==========           ==========          ==========

     The difference between income from operations before income taxes and taxable income is as follows:
                                                      1998                1997
                                                      ----                ----
        Income before income taxes           $     478,143       $     441,459
        Differences:
         Gain on sale of real estate                (8,570)             (7,835)
         Depreciation                               25,100              20,809
         Dividends paid deduction                 (468,850)           (436,630)
         Other                                      (1,147)              5,178
                                               -----------         -----------
           Taxable income                    $      24,676       $      22,981
                                              ============        ============

PALMETTO REAL ESTATE TRUST            NOTES TO FINANCIAL STATEMENTS (continued)
-------------------------------------------------------------------------------


     The differences between actual income tax expense and the amount computed by applying the federal statutory income tax rate of 34% to income before income taxes are reconciled as follows:
                                                      1998                1997
                                                      ----                ----
        Income taxes at the statutory rate    $    162,000       $     147,000
        State taxes net of federal benefits          1,000               1,000
        Surtax exemption                           (12,000)            (12,000)
        Dividend paid deduction                   (146,000)           (131,300)
                                               -----------         -----------
                                              $      5,000       $       4,700
                                              ============        ============

COMMON STOCK INFORMATION

The Trust's shares of beneficial interest are not traded on an exchange. The approximate number of holders of shares of beneficial interest at December 31, 1998 was 1,122.

DIVIDENDS - The dividends declared quarterly in 1998 and 1997 are as follows:

                                                                        PER
          1998                                           TOTAL          SHARE
          ----                                           -----          -----
     First Quarter                                   $  70,032            .04
     Second Quarter                                     88,500            .05
     Third Quarter                                      88,500            .05
     Fourth Quarter                                    216,826          .1225
                                                       -------          -----
                                                      $463,858          .2625
                                                       =======          =====

                                                                        PER
          1997                                           TOTAL          SHARE
          ----                                           -----          -----
     First Quarter                                   $  71,178            .04
     Second Quarter                                     70,800            .04
     Third Quarter                                      70,800            .04
     Fourth Quarter                                    222,225           .125
                                                       -------          -----
                                                      $435,003           .245
                                                       =======          =====

The Trust expects to continue its policy of paying regular quarterly cash dividends, although there is no assurance as to future dividend amounts since they are dependent on future earnings and the financial condition of the Trust.

MARKET - There is no active market for the trading of the Trust's shares of beneficial interest besides the trading between shareholders and repurchase of shares by the Trust.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis that follows addresses the financial condition, changes in financial condition, and results of operations.

FINANCIAL CONDITION
-------------------
During the fourth quarter of 1998, the Trust purchased property in Greenville, South Carolina for $1,000,350. This purchase was partially financed by obtaining a mortgage in the amount of $1,000,000, payable in monthly installments of $2,000 plus interest at 7.75% through October 2003, with a final balloon payment of $882,000 due on that date. Also, during the third quarter of 1998, the Trust refinanced five loans totaling approximately $5,500,000 to obtain a more favorable interest rate. Repayments will be payable in monthly aggregate installments of $17,500 plus interest at 7.75% through April 2003, with final balloon payments of $4,467,500 due on that date.

RESULTS OF OPERATIONS
---------------------
Rental income has increased by approximately 3.9% in 1998 as a result of the acquisition of an additional property acquired in 1998 which produced rental income of approximately $31,000. The Trust intends to continue to invest in profitable income-producing properties which will command long-term leases.

Depreciation expense and property taxes increased for 1998 due to the purchase of new property. Repairs and maintenance decreased in 1998 due to roof repairs, glass replacement and painting that occurred during 1997 that were not required in 1998.

The gain of $8,600 recognized during 1998 relates to the deferred gain on sale of property being recognized on the installment method.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------
The primary liquid asset of the Trust is cash. Cash provided by operating activities was $777,475 in 1998 and $700,456 in 1997. The cash provided was used for the repayment of debt and payment of dividends. The Trust showed net cash provided during 1998 of $232,354, as compared to net cash used in 1997 of $124,280.

Because it holds noncancelable leases with most of its tenants, the Trust is reasonably assured of receiving the minimum funds necessary to operate effectively. Leases that are expiring within the next year are being negotiated and management does not expect a significant negative impact on liquidity. At this time, there are no significant vacant properties. Known future commitments of the Trust include the repayment of its debt and certain noncancelable operating leases, both of which are described in the financial statements filed as part of this annual report. Past capital acquisitions and improvements have been financed through funds provided from operations and the incurrence of long-term debt. Future capital expenditures are contingent upon the availability of funds as determined by the board of trustees. Dividend payments to shareholders are discretionary and require the board of trustees' approval. Future dividend payments are contingent upon the available funds and may be increased or decreased as is necessary.

The Trust has established a plan to address Year 2000 issues. Successful implementation of this plan will eliminate any extraordinary expenses related to Year 2000 issue. The Trust has purchased software updates from its sole data processing vendor which are Year 2000 compliant. The Trust has a reasonable basis to conclude that the Year 2000 issues will not materially affect future financial results, or cause reported financial information not to be necessarily indicative of future operating results or future financial condition.

As with all businesses, inflation has an effect on the operations of the Trust, particularly with maintenance costs and property taxes. The Trust is attempting to offset the effects of inflation by requiring tenants to pay for any increases in costs over their base year rentals.

                                  PALMETTO REAL ESTATE TRUST

                                      BOARD OF TRUSTEES

                                      December 31, 1998

                                           OFFICERS

                                       James A. Boling
                              Chairman of the Board of Trustees

                                       William J. Ables
                                          President

                                      Hunter Howard, Sr.
                                        Vice President

                                       Melvin K. Younts
                                     Secretary/Treasurer

                                       C. Laney Younts
                                           Trustee

                                       Billy B. Huskey
                                           Trustee

                                      Hunter Howard, Jr.
                                           Trustee

                                      R. Riggie Ridgeway
                                           Trustee

                                     INDEPENDENT AUDITORS

                                    Crisp Hughes Evans LLP

                                       GENERAL COUNSEL

                               Younts, Alford, Brown & Goodson