Form 10KSB, Exhibit 13
period 2005-12-31
PALMETTO REAL ESTATE TRUST
filed 2006-04-13
CIK 75894

Exhibit 13

Palmetto Real Estate Trust

45 Liberty Lane

Greenville, South Carolina 29607

(864) 233-6007

PALMETTO REAL ESTATE TRUST

Annual Report

December 31, 2005

PALMETTO REAL ESTATE TRUST

Annual Report

December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Balance Sheet	2

Statements of Income	3

Statements of Shareholders’ Equity	4

Statements of Cash Flows	5

Notes to Financial Statements	6 – 15

Common Stock Information	16

Management’s Discussion and Analysis of Financial

Condition and Results of Operations	17 – 21

Trustees and Officers	22

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Palmetto Real Estate Trust

We have audited the accompanying balance sheet of Palmetto Real Estate Trust as of December 31, 2005, and the related statements of income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Palmetto Real Estate Trust as of December 31, 2005, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Greenville, South Carolina

March 16, 2006

11 Brendan Way, Suite 200 PO Box 25849 Greenville, SC 29616-0849 Ph. 864.288.5544 Fx. 864.458.8519 www.dixon-hughes.com

PALMETTO REAL ESTATE TRUST

Balance Sheet

December 31, 2005

Assets

Real estate investments, at cost:
Rental property, net of accumulated depreciation	$13,803,807
Timberlands	14,864
Total real estate investments	13,818,671

Other assets:
Cash	428,887
Rent receivable	98,433
Prepaid expense	16,059
Intangible asset, net of accumulated amortization	189,605
Deferred loan expense, net of accumulated amortization	16,848
Total other assets	749,832

Total assets	$14,568,503

Liabilities and Shareholders’ Equity

Liabilities:
Mortgage notes payable	$9,194,220
Accounts payable and accrued expenses	133,777
Accrued dividends	369,931
Total liabilities	9,697,928

Shareholders’ equity:
Shares of beneficial interest, $1 stated value; 5,000,000 shares authorized; 1,770,006 shares issued and outstanding	1,770,006
Capital surplus	498,734
Undistributed earnings	2,601,835
Total shareholders’ equity	4,870,575

Total liabilities and shareholders’ equity	$14,568,503

See accompanying notes to financial statements.

PALMETTO REAL ESTATE TRUST

Statements of Income

Years Ended December 31, 2005 and 2004

	2005	2004
Income:
Rental income	$2,663,683	$2,241,411
Other income	2,787	32,326
Total income	2,666,470	2,273,737

Expenses:
Depreciation and amortization	512,552	406,773
Interest	556,402	560,632
Repairs and maintenance	101,077	128,186
Property taxes	233,458	206,852
General and administrative	313,525	251,828
Total expenses	1,717,014	1,554,271

Income from operations	949,456	719,466

(Loss) gain on sale of real estate, net	(10,000)	607,348

Income before income taxes	939,456	1,326,814

Income tax expense	10,900	18,500

Net income	$928,556	$1,308,314
Basic earnings per share of beneficial interest	$0.52	$0.74
Shares of beneficial interest	1,770,006	1,770,006
Dividend declared	$0.64	$0.40

See accompanying notes to financial statements.

PALMETTO REAL ESTATE TRUST

Statements of Shareholders’ Equity

Years Ended December 31, 2005 and 2004

	Shares of Beneficial Interest $1 Par Value		Capital Surplus	Undistributed Earnings	Total
	Shares	Amount
Balance at December 31, 2003	1,770,006	$1,770,006	$498,734	$2,208,170	$4,476,910
Net income	—	—	—	1,308,314	1,308,314
Dividends declared	—	—	—	(712,171)	(712,171)

Balance at December 31, 2004	1,770,006	1,770,006	498,734	2,804,313	5,073,053
Net income	—	—	—	928,556	928,556
Dividends declared	—	—	—	(1,131,034)	(1,131,034)

Balance at December 31, 2005	1,770,006	$1,770,006	$498,734	$2,601,835	$4,870,575

See accompanying notes to financial statements.

PALMETTO REAL ESTATE TRUST

Statements of Cash Flows

Years Ended December 31, 2005 and 2004

	2005	2004
Cash from operating activities:
Net income	$928,556	$1,308,314
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	410,346	386,113
Amortization of intangible assets	80,086	—
Amortization of deferred loan expense	22,120	20,660
Loss (gain) on sale of real estate	10,000	(607,348)
Net changes in operating assets and liabilities:
Rent receivable	(87,383)	(8,660)
Prepaid expense	(4,921)	(4,406)
Accounts payable and accrued expenses	6,015	(7,641)
Net cash provided by operating activities	1,364,819	1,087,032
Cash from investing activities:
Property additions and improvements	(146,995)	(3,581,438)
Restricted cash	—	1,143,457
Proceeds from sale of property	—	607,348
Collections on mortgage notes receivable	—	4,964
Net cash used in investing activities	(146,995)	(1,825,669)
Cash from financing activities:
Net (repayments) advances from line of credit	(200,000)	200,000
Deferred loan costs	—	(8,629)
Collections of notes receivable	159,705	—
Principal payments on mortgage notes	(328,356)	(300,408)
Proceeds from mortgage notes	—	1,600,000
Payment of dividends	(761,103)	(712,171)
Net cash (used in) provided by financing activities	(1,129,754)	778,792
Net increase in cash	88,070	40,155
Cash at beginning of year	340,817	300,662
Cash at end of year	$428,887	$340,817
Supplemental disclosures of cash flow information:
Cash paid during the year:
Interest	$561,422	$556,141
Income taxes	$15,728	$18,920
Non-cash investing and financing activities:
Accrued dividends	$369,931	-0-

See accompanying notes to financial statements.

PALMETTO REAL ESTATE TRUST

Notes to Financial Statements

December 31, 2005 and 2004

1.                     Summary of Significant Accounting Policies

Organization - Palmetto Real Estate Trust (the “Trust”) has been organized as a qualified real estate investment trust under the Internal Revenue Code and the applicable state laws. The primary business of the Trust is the ownership, development, and rental of various commercial properties throughout South Carolina. A substantial percentage of revenue is derived from tenants in one shopping center in the Greenville, South Carolina area. The Trust generally does not require collateral for its receivables.

Investments in Rental Property –Investments in rental property are recorded at cost. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using straight-line methods for financial reporting and straight-line and accelerated methods for income tax purposes. Estimated useful lives of assets range from five to forty years.

Impairment of Long-Lived Assets - The Trust reviews real estate assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets (“SFAS 144”). The Trust believes that no impairment of rental property exists at December 31, 2005.

Deferred Loan Expense - Costs associated with obtaining financing are amortized over the lives of the respective loans. Net deferred loan costs at December 31, 2005 amounted to:

Deferred loan costs	$68,471
Accumulated amortization	(51,569)

$16,848

Amortization expense for the years ended December 31, 2005 and 2004 was approximately $22,000 and $21,000, respectively.

Earnings Per Share – The Trust computes its basic and diluted earnings per share amounts in accordance with SFAS 128, Earnings per Share. Basic earnings per share were computed by dividing earnings available to shareholders by the weighted average number of shares outstanding during each year, or 1,770,006 shares for 2005 and 2004. There were no dilutive securities outstanding in 2005 and 2004.

Income Taxes - The Trust files its tax returns under Sections 856-858 of the Internal Revenue Code and the applicable state laws as a real estate investment trust, and makes distributions to its shareholders of its real estate trust taxable income. As a qualified real estate investment trust, distribution of the Trust’s taxable income and capital gains are taxed at the shareholder level. The Trust is required to distribute at least 85% of its taxable income other than capital gains to maintain its tax status. To avoid additional excise tax, an amount equal to the sum of 85% of ordinary income and 95% of capital gains must be distributed in the year it is earned. Differences in income for financial reporting and tax reporting result from utilization of different methods of calculating depreciation and differences in reporting gains on the sale of real estate.

Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Trust includes cash equivalents, defined as all highly liquid instruments purchased with a maturity of three months or less, when reporting cash and cash flows. At times, cash balances may exceed federally insured amounts. The Trust has not experienced any losses on such accounts and management does not believe the Trust is exposed to any significant credit risk on cash and cash equivalents.

Revenue Recognition - Minimum rental income is recognized on a straight-line basis over the term of each lease. Unpaid rents are included in rents receivable. Certain lease agreements contain provisions which provide reimbursement of real estate taxes and insurance. All rent and other receivables from tenants are due from commercial building tenants located in the properties.

Intangible Assets - The Trust applies SFAS 141, Business Combinations, for property acquisitions. Pursuant to SFAS 141, the purchase price of a rental property is allocated to the property’s assets based upon estimates of fair value. The determination of the fair value of intangible assets requires estimates made by the Trust and considers many factors, including characteristics of the property being acquired. Characteristics the Trust looks for in order to allocate purchase price include an appraisal, the capitalization rate of the property, the location and physical appearance of the property, the nature of the tenant base, current economic conditions at the local, state and federal level, the credit quality of the existing tenants in the property, existing business relationships, and expectations of lease renewals.

The considerations above are used to make judgments allocating the purchase price of properties to the physical assets (land, building and building improvements) as well as to determine the value of any intangible assets including: (i) the value of in-place leases, (ii) the  value of any above or below market leases at the acquisition date, and (iii) any estimated tenant relationship value.

The value of in-place leases is estimated using judgments of costs avoided in originating leases comparable to the acquired in-place leases, as well as considering the value associated with potential lost revenue during the assumed lease-up period. Consideration is also given to the credit quality of the existing leases and lease terms, as well as lease renewal expectations. The type of property is considered as well in determining the fair value of in-place leases. The value of in-place leases is amortized over the estimated weighted-average remaining lease terms.

Above-market and below-market in-place lease values are based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) estimates of fair market value lease rates for the comparable in-place leases. The values of the above-market and below-market leases are amortized over the estimated weighted average remaining lease terms.

The value of customer relationships assigned to intangibles is based upon management’s evaluation of the specific characteristics of each tenant’s lease and the Trust’s relationship with the respective tenant. Such characteristics include the tenant’s credit quality, the Trust’s expectation of lease renewals and any existing business relationships.

The Trust adopted SFAS 141 as of April 1, 2005 and recorded intangible assets of approximately $212,600, net of accumulated amortization of $57,100. The intangible assets related to the value of in-place leases from the Trust’s 2004 acquisitions of Ridgeview Center (Laurens, SC) and Fred’s Inc. (Greenwood, SC) and the Trust’s 2003 acquisition of Sunshine House (Mt. Pleasant, SC). At December 31, 2005, intangible assets approximated $189,600, net of accumulated amortization of approximately $80,100. The intangible assets assigned to Ridgeview Center and Fred’s Inc. were approximately $120,400 and $36,800, respectively, and accumulated amortization at December 31, 2005 for Ridgeview Center and Fred’s Inc. was $54,400 and $9,600, respectively. The intangible asset allocated to Sunshine House was $112,500 and accumulated amortization at December 31, 2005 was approximately $16,100. Amortization expense of intangible assets was approximately $80,100 for the year ended December 31, 2005.

Future amortization expense is as follows:

Year

2006	$45,972
2007	45,972
2008	45,972
2009	45,972
2010	5,717

$189,605

2.                     Investment in Rental Property and Gains on Sale of Real Estate

		Initial Cost to Company		Costs Capitalized Subsequent to
Description	Encumbrances	Land	Building and Improvements	Acquisition Improvements

Speedy Cash of SC—Aiken, SC	$—	$24,500	$33,123	$11,354
Jones Auto Detail— Spartanburg SC	—	10,000	39,820	5,964
Enigma Spinx—Greenville SC	494,432	350,000	670,000	100,000
Venture Park—Greenville SC	—	11,000	81,017	12,140
Pleasantburg Shopping Center— Greenville, SC	2,055,781	714,459	1,305,970	1,271,742
Lil Cricket Food Stores— Spartanburg SC	—	55,984	79,140	—
BP Oil—Greenville, SC	—	100,000	328,736	—
Laurens Road Property— Greenville, SC	—	16,235	82,261	14,980
Transit Drive—Greenville, SC	—	50,000	175,000	19,213
Rent Smart—Greenville, SC	—	50,000	160,000	—
Lesco—Greer, SC	—	30,000	200,000	—
Tireama—Spartanburg, SC	—	26,000	234,000	—
Atlas Services—Columbia, SC	—	75,000	670,000	—
Taylors Point Shopping Center—Greenville, SC	1,567,428	500,000	2,300,000	43,239
Atlas Services—Mauldin, SC	—	50,000	621,000	—
Potomac Place Shopping Center—Greenville, SC	795,115	150,000	850,350	78,351
TruGreen-Chemlawn— Greenville, SC	610,590	100,000	845,000	—
Sunshine House—Irmo, SC	978,247	100,000	1,175,000	—
Sunshine House— Mt. Pleasant, SC	1,139,776	173,437	1,214,063	—
Federal Express Building— Greenville, SC	—	40,000	248,070	—
Fred’s Inc.—Greenwood, SC	—	95,000	604,819	—
Nolan Printing—Greenville SC	—	50,000	325,000
Ridgeview Center—Laurens, SC	1,552,851	237,500	2,049,316	—
Other	—	—	—	9,708

	$9,194,220	$3,009,115	$14,291,685	$1,566,691

* Construction date unavailable

	Gross Amount at Which Carried at Close of Period							Life on Which Depreciation in Latest Income Statement is Computed
	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Construction		Date Acquired

Speedy Cash of SC—Aiken, SC	$24,500	$44,477	$68,977	$35,415	1966		1965	33
Jones Auto Detail— Spartanburg SC	10,000	45,784	55,784	40,441	1970		1970	25
Enigma Spinx—Greenville SC	350,000	770,000	1,120,000	618,114		*	1993	31/15
Venture Park—Greenville SC	11,000	93,157	104,157	72,897	1977		1979	25
Pleasantburg Shopping Center— Greenville, SC	714,459	2,577,712	3,292,171	2,030,438	1965		1976	31
Lil Cricket Food Stores— Spartanburg SC	55,984	79,140	135,124	66,390	1993		1986	15
BP Oil—Greenville, SC	100,000	328,736	428,736	307,069	1985		1986	25
Laurens Road Property— Greenville, SC	16,235	97,241	113,476	51,766	1973		1988	31
Transit Drive—Greenville, SC	50,000	194,213	244,213	92,640		*	1991	31
Rent Smart—Greenville, SC	50,000	160,000	210,000	69,418		*	1992	31
Lesco—Greer, SC	30,000	200,000	230,000	57,917	1994		1994	39
Tireama—Spartanburg, SC	26,000	234,000	260,000	65,813		*	1994	39
Atlas Services—Columbia, SC	75,000	670,000	745,000	171,688	1995		1995	40
Taylors Point Shopping Center—Greenville, SC	500,000	2,343,239	2,843,239	579,792	1990		1995	40
Atlas Services—Mauldin, SC	50,000	621,000	671,000	144,900	1996		1996	40
Potomac Place Shopping Center—Greenville, SC	150,000	928,701	1,078,701	157,159		*	1998	40
TruGreen-Chemlawn— Greenville, SC	100,000	845,000	945,000	130,271	1999		1999	40
Sunshine House—Irmo, SC	100,000	1,175,000	1,275,000	129,740	2001		2001	40
Sunshine House— Mt. Pleasant, SC	173,437	1,214,063	1,387,500	85,607	2003		2003	39
Federal Express Building— Greenville, SC	40,000	248,070	288,070	20,673	2003		2003	40
Fred’s Inc.—Greenwood, SC	95,000	604,819	699,819	27,139	1997		2004	39
Nolan Printing—Greenville SC	50,000	325,000	375,000	11,111	1985		2004	39
Ridgeview Center—Laurens, SC	237,500	2,049,316	2,286,816	87,578	1996		2004	30
Other	—	9,708	9,708	9,708	—		Various	7

	$3,009,115	$15,858,376	$18,867,491	$5,063,684

                              The aggregate cost and accumulated depreciation for federal income tax purposes is $17,148,771 and $5,237,805 at December 31, 2005, respectively.

                              Activity in the Trust’s investment in real estate for the two years in the period ended December 31, 2005 is summarized as follows:

	Years Ended December 31
	2005	2004
Investment in Real Estate

Balance at beginning of year	$18,990,187	$15,408,749

Acquisitions	146,995	3,581,438

Transfers to intangible assets	(269,691)	—

Disposals	—	—

Balance at end of year	$18,867,491	$18,990,187

Accumulated Depreciation

Balance at beginning of year	$4,653,338	$4,267,225

Depreciation expense	410,346	386,113

Disposals	—	—

Balance at end of year	$5,063,684	$4,653,338

The Trust adopted SFAS 141 as of April 1, 2005 which resulted in the Trust allocating approximately $269,691 from investments in real estate to intangible assets relating to the Trust’s property acquisitions in 2004 and 2003 as discussed in Note 1. The intangible asset is amortized on a straight-line basis over the estimated remaining lease lives.

3.                     Mortgage Notes Payable

                              Mortgage notes payable at December 31, 2005 consists of the following:

Term note payable in monthly payments of $2,400
plus interest at 6.15% through March 2006; final
balloon payment due April 2006; collateralized
by rental property located on Echelon Road in
Greenville, SC.	$610,590

Term note payable in monthly payments of $3,000
plus interest at 6.15% through March 2006;
final balloon payment due April 2006;
collateralized by rental property located on
Augusta Road in Greenville, SC.	795,115

Term note payable in monthly payments of $2,275
plus interest at 6.15% through March 2006; final
balloon payment due April 2006; collateralized by
rental property located on Haywood Road in
Greenville, SC.	494,432

Term note payable in monthly payments of $13,306
including interest at 5.50% through November
2005 and monthly payments of $14,887 including
interest at 5.50% through September 2008;
final balloon payment due October 2008;
collateralized by rental property located on
Pleasantburg Drive in Greenville, SC.	2,055,781

Term note payable in monthly payments of $7,000 plus
interest at 6.15% through March 2006; final balloon
payment due April 2006; collateralized by rental
property located on Wade Hampton Boulevard in
Greenville, SC.	1,567,428

Term note payable in monthly payments of $9,264
including interest at 6.15% through July 2006;
final balloon payment due August 2006;
collateralized by rental properties located on
Kennerly Drive in Irmo, SC and on Old Mill Road
in Mauldin, SC.	978,247

Term note payable in monthly payments of $7,606
including interest at 5.75% through July 2006; final
balloon payment due August 2006; collateralized by
rental property located at Park West in
Mt. Pleasant, SC.	1,139,776

Term note payable in monthly payments of $10,146
including interest at 5.75% through April 2009; final
balloon payment due May 2009; collateralized by
rental property located at Ridgeview Center in
Laurens, SC.	1,552,851

Total mortgage notes payable	$9,194,220

Future maturities of debt at December 31, 2005 are as follows:

2006	$5,685,984
2007	106,151
2008	1,954,683
2009	1,447,402

$9,194,220

                              The Trust intends to refinance its notes payable that become due during 2006, but has no such formal commitments with any financial institution as of December 31, 2005.

4.                     Line of Credit

                              The Trust has an agreement with a bank that permits the Trust to borrow a maximum of $200,000 under a revolving line of credit. The Trust must make monthly interest-only payments on any outstanding balance at the bank’s prime rate. The line of credit is secured by a mortgage on the Pleasantburg Shopping Center. At December 31, 2005, the outstanding balance on the line of credit was $-0-. The line expires in November 2006.

5.                     Financial Instruments

                              Accounting principles generally accepted in the United States of America require disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Instruments such as rents receivable, accounts payable, accrued expenses, notes receivable or payable that are currently due, and cash equivalents are of a short-term nature and carrying value approximates fair value. The estimated fair value of mortgage notes payable is based on discounting amounts at contractual rates using current market rates for similar instruments. The carrying value for the notes payable was approximately $9,194,000 while the fair value of the notes payable was approximately $8,904,000.

6.                     Long-Term Rental Leases

                              The Trust holds noncancelable long-term leases on certain of its rental properties. The minimum long-term rentals are summarized below:

Year	Annual Base

2006	$2,092,228
2007	1,686,763
2008	1,097,493
2009	714,600
2010	468,632
Thereafter	2,444,316

$8,504,032

Leases with renewal options generally contain escalation clauses. Certain leases contain rentals contingent upon annual sales of the tenants. During the year ended December 31, 2005 and 2004, contingent rentals of approximately $5,000 and $-0-, respectively, were received under these leases.

7.                     Dividends to Shareholders

                              Cash dividends of $761,103 and $712,171 were paid during the years ended December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, dividends of $369,931 and $-0-, respectively, were accrued. All dividends are distributions of earnings and not a return of capital.

8.                     Related Party Transactions

                              During the years ended December 31, 2005 and 2004, the Trust participated in transactions with several related parties that include primarily expenditures for legal services, management services, maintenance on the Trust’s rental properties and rental of real estate.

The following summarizes transactions with affiliates for the years ended December 31:

	2005	2004

Rental income	$4,200	$4,200
Repairs and maintenance expense	—	3,436
General and administrative expenses	36,167	31,044

9.                     Income Taxes

A summary of income tax expenses for the years ended December 31 follows:

	Federal	State	Total
2005
Current	$8,100	$2,800	$10,900

2004
Current	$14,000	$4,500	$18,500

The difference between income before income taxes and taxable income is as follows:

	2005	2004

Income before income taxes	$939,456	$1,326,814
Differences:
Loss (gain) on sale of real estate	10,000	(607,348)
Depreciation	24,060	11,725
Amortization	80,086	—
Dividends paid deduction	(904,547)	(654,592)
Deferred revenue	(94,008)	—
Other	(2,766)	(3,867)

Taxable income	$52,281	$72,732

                              The differences between actual income tax expense and the amount computed by applying the federal statutory income tax rate of 34% to income before income taxes are reconciled as follows:

	2005	2004

Income taxes at the statutory rate	$319,000	$451,000
State taxes net of federal benefit	1,900	3,000
Surtax exemption	(2,000)	(11,500)
Nontaxable gain on sale of real estate	—	(207,100)
Dividend paid deduction	(308,000)	(216,900)

	$10,900	$18,500

Common Stock Information

Our shares of beneficial interest are not traded on an exchange. The approximate number of holders of shares of beneficial interest at December 31, 2005 was 1,030.

Dividends - The dividends declared quarterly in 2005 and 2004 are as follows:

2005	Total	Per Share

First Quarter		$177,701.10
Second Quarter	159,301.09
Third Quarter	159,301.09
Fourth Quarter	634,731.36

		$1,131,034.64

2004	Total	Per Share

First Quarter		$212,401.12
Second Quarter	159,300.09
Third Quarter	159,300.09
Fourth Quarter	181,170.10

		$712,171.40

Dividends of $.21 per share, totaling $369,931 for the fourth quarter of 2005, were declared in December 2005, paid to shareholders in January 2006, and are recorded as accrued dividends at December 31, 2005.

We expect to continue our policy of paying regular quarterly cash dividends, although there is no assurance as to future dividend amounts since they are dependent on future earnings and our financial condition.

Market - There is no active market for the trading of our Shares of Beneficial Interest.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is our discussion and analysis of certain significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. This commentary should be read in conjunction with the financial statements and the related notes and the other statistical information included in this report.

This report contains “forward-looking statements” relating to, without limitation, future economic performance, plans and objectives of management for future operations, and projections of revenues and other financial items that are based on the beliefs of management, as well as assumptions made by and information currently available to management. The words “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “may,” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements.

Comparing the fiscal year ended December 31, 2005 to the fiscal year ended December 31, 2004:

(amounts in thousands)	December 31, 2005	December 31, 2004	Change	% of Change
Rental income	$2,664	$2,241	$423	19%
Other income	3	32	(30)	(94)%
Depreciation and amortization	513	407	106	26%
Interest	556	561	(5)	(1)%
Repairs and maintenance	102	128	(26)	22%
Property taxes	233	207	(9)	(20)%
General and administrative	313	252	61	24%
Loss (gain) on sales of real estate	(10)	607	(617)	(102)%
Income before income taxes	939	1,325	(386)	(29)%
Income tax expense	7	19	(12)	(63)%
Net income	932	1,306	(374)	(29)%

The discussion and analysis that follows addresses the results of operations, the financial condition, and changes in financial condition.

Results of Operations

We generated approximately $2,664,000 in rental income for the year ended December 31, 2005 compared to $2,241,000 for the year ending December 31, 2004, an increase of $423,000. The primary reason for the increase was due to our realization of an entire year of rental income on our three 2004 acquisitions compared to 2004 when we realized income on these acquired properties only from the date of their acquisition through the end of the year. These properties, which were acquired in April, May, and September of 2004, contributed approximately $364,000 in rental income for the year ended December 31, 2005 compared to the $210,000 for the year ending December 31, 2004, an increase of $154,000. In addition, the increase in rental revenue is due to our recognition of approximately $95,000 for the year ended December 31, 2005 to account for four existing leases on a straight line basis. We did not recognize these leases on a straight-line basis for the year ended December 31, 2004. We also recognized approximately $82,000 for the year ending December 31, 2005 in additional rental income resulting from a billing discrepancy with a tenant. The remaining increase in rental income compared to 2004 was due to our renewal of certain leases for the year ending December 31, 2005.

Depreciation and amortization expense increased approximately $106,000 for the year ending December 31, 2005 compared to the year ending December 31, 2004. Of this increase, approximately $80,100 related to the amortization of intangible assets compared to zero amortization expense in 2004. We adopted Statement of Financial Accounting Standards  No. 141, Business Combinations, as of April 1, 2005, which resulted in allocation of approximately $269,700 to intangible assets relating to our property acquisitions in 2004 and 2003. The intangible asset is amortized on a straight-line basis over the estimated remaining lease lives. Depreciation expense also increased due to having a full year of depreciation expense on the three properties we acquired in 2004.

Our interest expense decreased approximately $5,000 in 2005 compared to 2004. We obtained a line of credit in 2004 for cash flow purposes in which interest-only payments were required at the bank’s prime rate. The outstanding principal balance under the line of credit at December 31, 2004 was $200,000. We paid off the line of credit during the first quarter of 2005. We obtained a mortgage note payable approximating $1,600,000 in September 2004 in connection with our acquisition of the Ridgeview Center property. We incurred approximately three months of interest expense on the Ridgeview Center mortgage note payable during the year ending December 31, 2004 compared to realizing a full twelve months of interest expense in 2005. We did not enter into any new mortgage notes payable during the year ending December 31, 2005. We paid off our line of credit entirely during the first quarter of 2005 and paid down our mortgage notes payable by approximately $328,000 during the year ending December 31, 2005, thereby contributing to the our 2005 decrease in interest expense.

Repairs and maintenance expenses decreased approximately $26,000 as we incurred roofing and plumbing expenses in 2004 while no similar expenses were incurred during 2005. Our general and administrative expenses increased approximately $61,000 for the year ending December 31, 2005 compared to the year ending December 31, 2004 due to an increase in professional service fees.

Loss (gain) on the sale of real estate decreased approximately $617,000 for the year ending December 31, 2005 compared to the year ending December 31, 2004. We sold properties in 2004 that resulted in a net gain of approximately $607,000 while in 2005 we incurred a $10,000 loss. Our income tax expense decreased in 2005 compared to 2004 by approximately $8,000, which is attributable to our lower pre-tax income in 2005 compared to 2004.

Financial Condition

Our total assets were approximately $14,569,000 at December 31, 2005 compared to $14,923,000 at December 31, 2004, a decrease of approximately $354,000. Our decrease in total assets was primarily due to depreciation and amortization expense of $512,000 for the year ending December 31, 2005, which was offset by an increase to real estate investments of approximately $147,000 for property improvements we made in 2005. Our depreciation and amortization consists of approximately $410,000 if depreciation on real estate investments and approximately $102,000 of amortization on intangible assets and deferred loan costs. Our cash and rents receivable increased approximately $175,000 in 2005 compared to 2004, but was offset by a decrease of approximately $159,000 in notes receivable that we collected in 2005.

Our liabilities decreased approximately $152,000 in 2005, as total liabilities were approximately $9,698,000 at December 31, 2005 compared to $9,850,000 at December 31, 2004. The decrease was primarily due to paying down approximately $528,000 on our line of credit and mortgage notes payable and an increase in accrued liabilities for dividends declared and accrued by us at December 31, 2005. There were no dividends accrued at December 31, 2004.

Liquidity and Capital Resources

Cash as of December 31, 2005 was approximately $429,000, an increase of approximately $88,000 from the balance of $341,000 at December 31, 2004.

Net cash provided by operating activities was approximately $1,365,000 for the year ending December 31, 2005 compared to $1,087,000 for the year ending December 31, 2004. The increase is due to an increase in income from operations and an increase in depreciation and amortization for the year ending December 31, 2005 compared to the year ending December 31, 2004. We acquired three properties in 2004 in which we realized only a partial year of rental income as the property acquisitions were completed in April, May, and September 2004. We realized a full year of rental income on these acquisitions in 2005. The Trust also recognized approximately $80,000 of amortization of intangibles in 2005 compared to $-0- in 2004 as a result of the adoption of SFAS No. 141 during the second quarter of 2005.

Net cash used in investing activities was approximately $147,000 for the year ending December 31, 2005 compared to $1,826,000 for the year ending December 31, 2004. The decrease is attributable to the acquisition of three properties in 2004 while we made no acquisitions in 2005.

Net cash used in financing activities was approximately $1,130,000 for the year ending December 31, 2005 compared to net cash provided by financing activities approximating $779,000 for the year ending December 31, 2004. The primary variance being that we realized proceeds from long term borrowings in 2004 relating to our acquisitions while we paid off our line of credit and paid down our mortgage notes payable and did not incur any additional borrowings during 2005.

Management believes our current cash position and our property’s ability to generate operating and financing cash flows should enable us to fund anticipated operating and capital expenditures in 2006.

We have approximately $5,676,000 in mortgage notes payable that become due during 2006. We intend to refinance these mortgage notes with financial institutions as they come due. We have not received nor made any firm commitments for refinancing these mortgage notes payable, but we believe we should be able to obtain such refinancing based upon our stable history, quality of earnings, and underlying collateral of the properties financed.

Because we hold noncancelable leases with most of our tenants, we are reasonably assured of receiving the minimum funds necessary to operate effectively. Leases that are expiring within the next year are being negotiated and management does not expect a significant negative impact on liquidity. At this time, there are no significant vacant properties. Known future commitments include the repayment of our debt and certain noncancelable tenant leases, both of which are described in the financial statements filed as part of this annual report. Past capital acquisitions and improvements have been financed through funds provided from operations and proceeds from long-term debt. Future capital expenditures are contingent upon the availability of funds as determined by the board of trustees. Dividend payments to shareholders are discretionary and require the board of trustees’ approval. Future dividend payments are contingent upon the available funds and may be increased or decreased as is necessary.

As with all businesses, inflation has an effect on our operations, particularly with maintenance costs and property taxes. We attempt to offset the effects of inflation by requiring tenants to pay for any increases in costs over their base year rentals.

Off-Balance Sheet Arrangements

We do not have any “off-balance sheet arrangements” as defined in Item 303(c) of Regulations S-B promulgated under the Securities and Exchange Act of 1934, as amended.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 establishes retrospective application as the required method for reporting a change in accounting principle, unless it is impracticable, in which case the changes should be applied to the latest practicable date presented. SFAS No. 154 also requires that a correction of an error be reported as a prior period adjustment by restating prior period financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 is not expected to have a material impact on our financial position or results of operations.

Critical Accounting Policies

Revenue Recognition

                              Minimum rental income is recognized on a straight-line basis over the term of each lease. Unpaid rents are included in rents receivable. Certain lease agreements contain provisions which provide reimbursement of real estate taxes and insurance.

Impairment of Long-Lived Assets

We are required to make subjective assessments as to whether there are impairments in the value of our investment properties. Management’s estimates of impairment in the value of investment properties have a direct impact on our net income.

We follow the provisions of SFAS No. 144. We assess the carrying value of our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the underlying asset may not be recoverable. Certain factors that may occur and indicate that an impairment may exist, include, but are not limited to: significant underperformance relative to the projected future operating results; significant changes in the manner of the use of the asset, and significant adverse industry or market economic trends. If an indicator of possible impairment exists, a property is evaluated for impairment by a comparison of the carrying amount of a property to the estimated undiscounted cash flows expected to be generated by the property. If the carrying amount of a property exceeds its estimated future cash flows on an undiscounted basis, an impairment charge is recognized by the amount by which the carrying amount of the property exceeds the fair value of the property. Management estimates fair value of our properties based upon projected discounted cash flows using a discount rate determined by management to be commensurate with the risk inherent in the Trust.

Real Estate Acquisitions

Upon acquisitions of real estate properties, management makes subjective estimates of the fair value of acquired tangible assets (consisting of land, land improvements, building, and building improvements) and identified intangible assets (consisting of above and below market leases, in-place leases, and estimated tenant relationship value) in accordance with SFAS 141, Business Combinations. These estimates have an impact on our net income.

PALMETTO REAL ESTATE TRUST

BOARD OF TRUSTEES/OFFICERS

William J. Ables	Bill A. Franks
Chairman of the Board of Trustees/Trustee	Treasurer/Chief Financial Officer/Trustee

Retired District Sales Manager State Farm Insurance Company	Retired Manager Palmetto Real Estate Trust

C. Laney Younts	R. Riggie Ridgeway
President/Trustee	Trustee

President First State Mortgage, Inc., Commerical Mortgage Inc., and Younts Properties Inc.	President and CEO Peoples Bancorporation, Inc.

Hunter Howard, Jr.	Billy B. Huskey
Trustee	Trustee

President and CEO of South Carolina Chamber of Commerce	President of Huskey Construction Co.

Melvin K. Younts	Rudy Ables
Secretary/Trustee Partner of Younts, Alford, Brown & Goodson	Vice President/Trustee Insurance Agent State Farm Insurance Company

James A. Boling, Jr.
Trustee Insurance Agent State Farm Insurance Company

INDEPENDENT AUDITORS

Dixon Hughes PLLC

GENERAL COUNSEL

Younts, Alford, Brown & Goodson